Mail Stop 3561

June 12, 2007

BY U.S. Mail and via Facsimile

Mr. Bruce Littell
  Chief Executive Officer and Chief Financial Officer
LOGISTICAL SUPPORT, INC.
19734 Dearborn Street
Chatsworth, California 91311

        Re: Logistical Support, Inc.
               Supplemental response letter dated June 4, 2007 regarding the
               Form 10-KSB for fiscal year ended December 31, 2006
               File No. 0-50222

Dear Mr. Littell:

We have reviewed your supplemental response letter to us dated June 4, 2007 in response to our letter of comment dated May 17, 2007 and have the following comments which, unless otherwise stated, should be reflected in an amendment to your December 31, 2006 Annual Report on Form 10-KSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The requested amendment should be filed as soon as possible.

Form 10-KSB (Fiscal Year Ended December 31, 2006)

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page F-9

1.   We have reviewed your response to prior comment 2. In the amended December 31, 2006 Annual Report on Form 10-KSB, please disclose the first sentence of your response in its entirety, in the revenue recognition footnote and on page 7 under "Payment Structure." We note that you derive approximately 97% of your revenue from the government, while it appears the remaining 3% is derived from non-governmental entities. As such, clarity should be provided as to the revenue recognition policy from sales to non-governmental entities.

Note 2. Due From Officers/Affiliates, page F-14

2.   We have reviewed your response to prior comment 3. In the amended December 31, 2006 Annual Report on Form 10-KSB, please expand note 5 to indicate that the receivable balance is net of $113,968 of cash collected by the Company from consignment sales for an affiliate of Mr. Lebovitz. Also disclose the amount that such affiliate owed you at December 31, 2006 and indicate such amount had been fully reserved. Disclose whether or not you have a legal right of offset of the cash collected on behalf of the affiliate.

3.   We note your response that these receivables arose prior to your reverse merger in May 2004 and that you believe that treatment as a contra-asset is appropriate. Please note that future advances and loans from related parties in the normal course of business, if other than stock related, should be reflected as related party assets and/or liabilities. We refer you to SAB Topic 4(E) for guidance. Also, given that no activity occurred during the fiscal year 2006 in "other affiliated entities" as shown in Exhibit I of your response letter, disclose the reasons why you believe the $228,275 balance is reasonably assured of being collected.

Note 9. Stockholders' Equity, page F-17

Exercise of Warrants

4.   We have reviewed your response to prior comment 4. You state, in your response, that you reduced the exercise price of the warrants as an incentive for Hunter to exercise them for cash in order for you to "generate sufficient funds to make a payment on the Triumph settlement obligation." For this reason, we consider the change in the fair value of the warrants to constitute, in substance, a preferential dividend to Hunter World Markets. Accordingly, although this transaction is considered to be a capital transaction and the difference is not recorded as a charge to the income statement, we believe that it should be subtracted from net earnings to arrive at net earnings available to common

shareholders in the calculation of earnings per share. Please see SAB Topic D-42, by analogy, for guidance. Your footnote disclosures should also be enhanced to include the information provided supplementally to the staff in response 4 of your letter and to clearly explain your accounting treatment. Consideration should be given to providing us with a draft copy of your proposed Form 10-KSB amendment prior to filing.

Other

5.   We note you inadvertently omitted to respond in writing to the section containing the bullet points at the end of our comment letter dated May 17, 2007. As such, we have reiterated that section below. Please provide a written acknowledgement in your next response letter.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

      Sincerely,

      David R. Humphrey
      Branch Chief